Exhibit 21.1

Name of Subsidiary	Jurisdiction
BlackSky Holdings, Inc.	Delaware
BlackSky Global LLC	Delaware
BlackSky Geospatial Solutions, LLC	Delaware
BlackSky International LLC	Delaware
BlackSky Europe Limited	United Kingdom
Building 5 LLC	Delaware
SFI IP Holdco LLC	Delaware
LeoStella LLC	Delaware